TRINITY BIOTECH PLC

November 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Chris Edwards Re: Trinity Biotech plc Registration Statement on Form F-3 File No. 333- 283273

To Mr. Edwards:

The undersigned, on behalf of Trinity Biotech plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Eastern Time on Monday, December 2, 2024, or as soon thereafter as possible.

Please contact Steven Glusband (212-238-8605, glusband@clm.com) or Mary Brown (212-238-8765, mbrown@clm.com) of Carter Ledyard & Milburn LLP with any questions you may have concerning this request.

Very truly yours, /s/ Louise Tallon Louise Tallon Chief Financial Officer
.